 EXHIBIT 99.1

TD Bank Group Receives Regulatory Approval for New Share Buyback Program

TORONTO, October 8, 2026 /CNW/ - TD Bank Group (TD or the Bank) (TSX: TD) (NYSE: TD) announced today that the Office of the Superintendent of Financial Institutions Canada has approved TD's previously announced new share buyback program to repurchase for cancellation up to C$10 billion of its common shares, not to exceed 61 million common shares (New Buyback). The New Buyback will commence on October 9, 2026.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves 28.2 million clients in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Banking, including TD Auto Finance U.S. and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among North America's leading digital banks, with more than 14 million active mobile users in Canada and the U.S. TD had $2.1 trillion in assets on July 31, 2026. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto Stock Exchange and New York Stock Exchange.

For further information, contact:

Brooke Hales, Senior Vice President, Investor Relations, 416-307-8647, Brooke.Hales@td.com

Gabrielle Sukman, Senior Manager, Corporate and Public Affairs, 416-983-1854, Gabrielle.Sukman@td.com.